Rule 424(b)(3)
                                                     Registration No. 333-126898


                                  ICEWEB, INC.


Supplement No. 2 dated March 17, 2005 to Prospectus dated February 10, 2006.

         As stated in Supplement No. 1 dated February 24, 2006, the exercise price of common stock purchase warrants to purchase 4,500,000 shares of common stock, all of which are held by Barron Partners LP, was reduced to $1.00 per share. On March 17, 2006, the Company reduced the exercise price of warrants to purchase 500,000 shares of common stock to $.80 during the period from March 17, 2006 through March 31, 2006. To the extent that those warrants are not exercised by 5:30 PM, Eastern time, on March 31, 2006, the exercise price of those warrants will revert to $1.00 per share. Since the date of the prospectus, none of these warrants have been exercised.